Filed by Mellon Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies: Mellon Financial Corporation (Commission File No. 1-7410)

The Bank of New York Company, Inc. (Commission File No. 1-06152)

The information presented below may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon our current beliefs and expectations and are subject to significant risks and uncertainties. The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of The Bank of New York Company, Inc. and Mellon Financial Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time we expect, revenue synergies and cost savings from the transaction; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; and (5) governmental or shareholder approvals of the transaction may not be obtained on the proposed terms or expected timeframe or at all. Additional factors that could cause The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange.

The proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation will be submitted to The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s shareholders for their consideration. In connection with the proposed transaction, The Bank of New York Mellon Corporation (“Newco”) filed with the SEC a registration statement on Form S-4 containing a definitive joint proxy statement/prospectus for the shareholders of The Bank of New York Company, Inc. and Mellon, and each of The Bank of New York Company, Inc. and Mellon Financial Corporation will be filing other documents regarding the proposed transaction with the SEC as well. Before making any voting or investment decision, shareholders are urged to read the definitive joint proxy statement/prospectus, as well as the other documents referred to in the joint proxy statement/prospectus carefully in their entirety because they contain important information about the proposed transaction. The definitive joint proxy statement/prospectus will be mailed to the shareholders of The Bank of New York Company, Inc. and Mellon Financial Corporation. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about The Bank of New York Company, Inc. and Mellon Financial Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and other SEC filings that will be incorporated by reference in the joint proxy statement/prospectus will also be available, without charge, from Mellon Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699), or from The Bank of New York, Inc., Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578).

The respective directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Mellon Financial Corporation and/or The Bank of New York Company, Inc. in respect of the proposed transaction. Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation’s 2007 annual meeting of shareholders, as filed with the SEC on March 19, 2007. Information about the directors and executive officers of The Bank of New York, Inc. is set forth in the proxy statement for The Bank of New York Company, Inc.’s annual meeting of shareholders, as filed with the SEC on March 14, 2007. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus filed with the SEC.

* * *

The following is a transcript from the analyst call on Tuesday, April 17, 2007.

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Operator:	Good morning ladies and gentlemen and welcome to the Mellon Financial First Quarter 2007 Earnings Conference Call. At this time all participants are in a listen-only mode. Later we will conduct a question and answer session. Please note that this conference is being recorded. I would now like to turn the call over to Mr. Steve Lackey. Mr. Lackey, you may begin sir.

Steve Lackey:	Thank you Sandra. Good morning and welcome. The contents of this conference call and webcast and any related material is the property and copyright of Mellon Financial Corporation. This conference call and webcast may not be reproduced, recorded, broadcast, disseminated, published, sold, or otherwise used for public or commercial purposes without the expressed written consent of Mellon and the relevant information providers. The archived version of this conference call will be available on our website, mellon.com.

The following discussion contains statements that are considered forward-looking statements. Actual results may differ materially from those expressed or implied due to a variety of factors that are described in our Annual Report on Form 10-K for the year ended December 31, 2006, as well as on page three of our Quarterly Earnings Summary. These forward-looking statements speak only as of April 17, 2007, and Mellon undertakes no obligation to update any forward-looking statements to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

On December 3, 2006, The

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Bank of New York and Mellon Financial Corporation entered into an agreement and plan of merger under which each agreed to merge with and into a newly formed corporation, The Bank of New York Mellon Corporation. As part of the planning process for the integration of the two companies, we have realigned our business sectors. Additionally several new line items have been created on the income statement and balance sheet. Details of these changes are provided on pages two and three of our press release and page two of the Quarterly Earnings Summary and conformed to the disclosures in the S-4 filed on February 23rd. All prior periods have been reclassified.

Participating in this morning’s call are Bob Kelly, Mellon’s Chairman, President and CEO; Steve Elliott, Mellon’s Senior Vice Chairman; and Mike Bryson, Mellon’s Chief Financial Officer. In addition, a number of Mellon Executive Management Team will be available to respond to questions, including Ron O’Hanley, Dave Lamere, Jim Palermo, and Bob Stasik. Please note that Mike Bryson’s review of the financial results during this call will follow the format of the Quarterly Earnings Summary Report, which together with our press release is available on the home page of mellon.com. Now I’d like to turn the call over to Bob Kelly.

Robert Kelly:	Thank you Steve and good morning everyone and thank you very much for joining us. We had another good quarter, fifth in a row with double-digit revenue and earnings per share growth. Although markets were more uncertain compared to the end of the last quarter, we continue to see solid growth particularly in Asset Management and Asset Servicing. We also continue to invest in Private Wealth. Pipelines in our businesses are in excellent shape and we’re beginning to deliver on the financial goals we established this past November.

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In the first quarter, revenue increased 13% with fees up 14% and net interest revenue up 4%. For the first time in many quarters, we generated substantial positive operating leverage, over 300-basis points resulting in a 2% improvement in pre-tax margin. These results are encouraging given the softness in Q1 of high margin performance fees and capital markets related fees compared to the first quarter of 2006. GAAP EPS from continuing operations totaled $0.58 in the first quarter of 2007 compared to $0.47 in the first quarter of 2006. The $0.58 included merger related charges of $8 million and a $12 million addition to litigation reserves. The first quarter results of 2006 were impacted by a $19 million expense related to our previous chairman. Excluding these similar amounts, which basically offset each other, Mellon’s EPS from continuing operations increased 22%.

During the first quarter, our asset management businesses crossed an important and very exciting threshold. We surpassed $1 trillion in assets under management. We’ve highlighted this achievement in a number of this morning’s newspapers around the world. In Mellon Asset Management we continue to see a positive mix shift in our assets under management towards higher yielding mutual funds and alpha generating institutional products resulting in positive operating leverage and a further improvement in margins. Our assets under custody or administration increased 17% and exceeded $4.8 trillion and included $240 billion of net new conversions during the quarter. In addition, during the first quarter we won 49 new mandates totaling $126 billion in assets under custody or administration. Even with lower levels of capital markets fee revenue during the quarter, core fee growth and higher deposit levels from new business combined with good expense control resulted in higher margins.

We are committed to providing superior service to all

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of our clients and during the quarter our Asset Servicing and Wealth Management businesses were recognized for their commitment to quality. We rank number one amongst large custodians for the sixth consecutive year in the R&M Global Custody Survey and for the seventh consecutive year our score has increased over the prior year. In Wealth Management, 93% of our clients were very satisfied and would recommend Mellon for wealth services. Our pre-tax income outside of the United States increased to 22% compared to 15% in the first quarter of 2006. We continue to generate strong ROE, which was 21% in the first quarter. I remain very excited about our prospects for 2007, our businesses are in great shape and we’re carrying substantial momentum in pipelines into the rest of this year.

I want to provide a quick update to you on the progress we’re making on the proposed merger with The Bank of New York. Our planning process for the merger is progressing very well, and in my opinion, a little ahead of schedule. We’ve established a dedicated and very energetic team to insure that we’re ready to run on day one and to meet all of our milestones. We’re working hard on planning these strategies, announcing new structures in leadership teams and in verifying more detailed revenue and expense synergies. In February we filed the S-4 with the SEC and have received their comments on the proxy. This week we’ll be mailing the proxy to all of our respective shareholders and on May 24th Mellon and The Bank of New York will hold separate shareholder meetings to vote on the merger. We continue to expect a closing early in the third quarter. While Mellon and The Bank of New York will be presenting separate financial statements in the second quarter, I’m looking forward to the opportunity to be presenting them as a joint team on the same conference call in July. The proposed merger with The Bank of New York will strengthen our customer offering, provide tremendous financial synergies, and allow us to be a formidable global competitor.

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At this point, I would like Mike Bryson to provide further details of the quarter and then we’ll open it up for your questions and answers.

Michael Bryson:	Thank you Bob. As Bob noted in his opening comments, we are extremely pleased with our first quarter 2007 results as strong revenue growth combined with positive operating leverage drove excellent earnings per share growth. As Bob also mentioned, we did add $12 million to our litigation reserves during the quarter for an old issue which is nearing its statute of limitations and for which the possibility of potential litigation arose during the quarter. On a GAAP basis, EPS from continuing operations for the first quarter of 2007 totaled $0.58 per share, but adjusting for the impact of the litigation reserve charge and merger integration-related expense, which together totaled $20 million pre-tax, EPS from continuing operations was $0.61 per share, up 22% over the first quarter of 2006, with the prior year quarter adjusted for the payments to our former Chairman and CEO. Double-digit top line growth combined with strong expense management resulted in approximately 340-basis points of positive operating leverage. Consistent with our global focus, our percentage of revenue and pre-tax income from outside the U.S. increased to 25% and 22% respectively compared to 19% and 15% for the prior year quarter. Our tax rate for the first quarter of 2007 was 31.2% and we currently expect our tax rate for the second quarter to be approximately 32.5%. Our tangible shareholders’ equity ratio at March 31, 2007, was 5.38% and that was above our targeted range of 4.25% to 5.25%. During the quarter we’ve repurchased 2.6 million shares and issued 3.7 million shares in connection with benefit plans. Please note that as I go through the results, all comparisons will be with the prior year quarter, unless otherwise noted.

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I’ll skip Page 5 as it details growth rates that have already been cited and move to Page 6 for a discussion of noninterest revenue. Our businesses continued to deliver strong top line growth as noninterest revenue grew 14% in the first quarter of 2007. Looking at the drivers, Asset and Wealth Management fees grew 31%, driven by improved equity markets, net flows, the acquisition of Walter Scott & Partners, as well as a higher yield on average assets under management. Performance fees decreased $23 million year-over-year reflecting a lower level of out-performance relative to the first quarter of 2006 and a relative shift towards hedge fund products with fourth quarter performance fees. Distribution and service fee revenue grew 26% with the primary driver being Mellon Global Investments, our international distributor. As I will note later, that growth was offset by growth in distribution expense. Asset servicing fees increased 12% in the first quarter of 2007 compared to the prior year, driven by the impact of over $400 billion of net new business conversions over the past 12 months and strong performance from our ABN AMRO Mellon and CIBC Mellon joint ventures, partially offset by lower securities lending revenue. Issuer services fees generated by our shareholder servicing business increased 9% year-over-year reflecting higher fees from corporate actions related to M&A activity. Global payment services fees generated by our working capital solutions business declined 5% reflecting the loss in 2006 of the U.S. Government passport processing business. Foreign exchange and other trading revenue declined 15% due to lower market volatility in most currencies partially offset by higher client volumes.

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Turning to Page 7, net interest revenue increased $5 million or 4% and $16 million or 14% unannualized sequentially. The year-over-year increase reflects a higher level of interest earning assets, partially offset by financing costs related to the Walter Scott & Partners acquisition. A higher proportion of noninterest-bearing deposits, as well a higher level of interest-earning assets drove the sequential quarter increase. The net interest margin declined 14-basis points in the first quarter of 2007 versus the prior year quarter reflecting a lower proportion of noninterest-bearing deposits and the Walter Scott financing costs but rebounded 23-basis points from the fourth quarter.

Turning to a review of noninterest expense on Page 8, I would again highlight the 340-basis points of positive operating leverage year-over-year reflecting in part the impact of actions implemented in the fourth quarter of 2006 designed to reduce the growth rate in expenses. Well controlled staff expense was the key driver in delivering the operating leverage. Total staff expense increased 5% in support of new business, the impact of our July 2006 merit increase, as well as the Walter Scott & Partners acquisition. Excluding the $19 million of charges noted earlier in the first quarter of 2006, and the Walter Scott acquisition, core staff expense grew less than 7%. Non staff expenses, excluding the impact of the litigation reserve and merger and integration charges, increased approximately 12%. Distribution servicing expenses increased 24% due to an increased level of mutual fund sales activity outside the U.S., as noted earlier. Professional, legal, and other purchased services, business development, furniture and equipment, and sub-custodian expenses increased in support of new business generation and strategic initiatives as well as the Walter Scott acquisition. These increases were partially offset by declines in occupancy, software, and communications expense, again, reflecting the impact of actions

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implemented in the fourth quarter to reduce the growth rate of non-staff expenses. I would note that the other expense category includes the $12 million litigation reserve charge noted earlier.

Moving to the next page, as Bob noted earlier, our results demonstrate the strength of our focus in Asset Management and Asset Servicing globally. For the quarter these businesses represented 87% of our core sector revenue and 89% of core sector pre-tax income. Net asset inflows for the first quarter of 2007 totaled $27 billion comprised of $30 billion in net money markets and securities lending inflows partially offset by $3 billion of net long-term outflows. I’ll provide additional comments on those first quarter flows in my discussion of business sector results. Net inflows were $90 billion over the past 12 months, which equates to an 11% year-over-year organic growth rate.

So now looking at each of our business sectors, beginning on Page 10 with Asset Management, Asset Management continues to demonstrate extremely strong top and bottom line momentum generating 200-basis points of positive operating leverage. In the first quarter of 2007, 35% of total revenue was non-U.S. compared to 25% for the first quarter of 2006. Looking at revenue growth, Asset and Wealth Management fees increased 36% year-over-year, reflecting improved equity markets, net asset flows, and the Walter Scott acquisition, as well as a higher yield on average assets under management driven by an increase in mutual fund assets and higher yielding institutional products. Long-term flows for Asset Management were a negative $4 billion for the quarter, principally reflecting the loss of some low yielding products which generally average under 10-basis points per assets under management and fees, partially offset by alpha-generating institutional products which generally average over 70-

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basis points in fees. Performance fees decreased $23 billion versus the prior year quarter reflecting a lower level of out-performance relative to the first quarter of 2006 and a relative shift towards hedge fund products with fourth quarter fees. During the quarter Mellon Global Investments opened a new office in Seoul, South Korea, as we continue to execute on our global strategy. Finally, I would note that new business pipelines are extremely strong entering the second quarter.

Turning to Wealth Management on Page 11, total noninterest revenue increased 8%, driven by improved equity markets, new business, and acquisitions. Annualized new business revenue was up 43% from the prior year quarter while total client assets increased 12% to a record level of $99 billion, including a record level of $60 billion in managed assets. Net interest revenue increased 2% due to higher loan and deposit levels, but with the volume increases, substantially offset by deposit spread compression. The expense impact of business growth initiatives negatively impacted operating leverage, but we were still able to maintain an industry leading margin of 39%. During the quarter we opened an office in Farmington, Connecticut, bringing our total Wealth Management locations to 69. Feedback from our clients continues to be extremely positive, as in our 2006 survey, 93% noted exceptional client satisfaction with the same percentage willing to refer Wealth Management to potential clients.

Turning to Page 12, in Asset Servicing 9% revenue growth compared to 8% expense growth generated 100-basis points of positive operating leverage. Assets under custody and administration increased to a record level of $4.8 trillion, up 17% driven by net new conversions of $406 billion over the last 12

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months. In the first quarter of 2007, 32% of total revenue was generated outside the U.S., compared to 28% for the first quarter of 2006. Asset Servicing fees increased 13%, driven by improved market conditions, net new business and strong performance by our ABN AMRO Mellon and CIBC Mellon joint ventures, partially offset by lower securities lending revenue, as a higher level of securities on loan was offset by lower spreads. Foreign exchange and other trading revenue declined 12%, due to sharply lower currency volatility partially offset by higher volumes. Net interest revenue increased 23% due to increased deposit levels and spreads. New business wins totaled $126 billion in the first quarter of 2007 and similar to Asset Management, the pipeline for new business remains extremely strong going into the second quarter of 2007. Once again, our Asset Servicing business received a top ranking in a major industry survey as for the sixth consecutive year, we were rated #1 for quality among our large custodian peer group in the R&M Survey.

Moving to Page 13, and before I review the results of Issuer Services, which is comprised of Mellon Investor Services, our stock transfer business, let me remind you this is a new sector for first quarter reporting conforming to sector reporting planned for The Bank of New York Mellon Corporation. 16% year-over-year revenue growth compared to 9% expense growth generated 700-basis points of positive operating leverage. The increase in total revenue was due to higher noninterest revenue reflecting higher fees from corporate actions related to M&A activity and higher net interest revenue due primarily to a 16% increase in average deposit levels. The increase in operating expense was in support of revenue growth. Going into the second quarter, the pipeline for M&A related activity of corporate actions remains strong.

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Similar to Issuer Services, Treasury Services on Page 14 is a new sector in the first quarter, comprised of our Working Capital Solutions, large corporate banking, and capital markets businesses. This also conforms to the planned sector reporting of The Bank of New York Mellon Corporation. Looking at results for the first quarter of 2007, total revenue increased $5 million year-over-year, driven by higher other fee revenue and increased net interest revenue resulting from higher deposit levels in Working Capital Solutions. Noninterest expense increased $6 million, however, in support of revenue growth producing slightly negative operating leverage. This sector continues to be recognized for superior service quality and customer service. In Working Capital Solutions we maintained our customer satisfaction leadership position in wholesale lockbox in the recently published Phoenix-Hecht Survey.

In the Other Sector on Page 15, we reported a pre-tax loss of $32 million in the first quarter of 2007 compared to a pre-tax loss of $37 million in the prior year quarter. The special charges detailed on Page 5 of the Earnings Summary contributed to $19 million of the loss in the first quarter of 2006 and $20 million in the first quarter of this year. Total revenue declined $18 million due to the first quarter 2006 gain on the sale of the large corporate real estate loan portfolio and revenue from the transitional services agreement with ACS, which expired in the fourth quarter of 2006. Excluding the special expense charges I just noted, noninterest-expense declined $25 million, principally due to lower under absorbed overhead in the Other Sector due to growth in our business sectors.

And finally, let me take a moment to provide you with an update on the redemption of our Junior Subordinated Debentures. Based on current interest expectations and subject to our ability to issue replacement securities prior to the

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proposed merger with The Bank of New York, we intend to redeem our Series A and Series B junior subordinated debentures in the second quarter of 2007. Redemption of both of these issues would result in a total pre-tax charge to income of $46 million for the redemption premiums and the write-off of unamortized issuance costs. We anticipate replacing these securities with a combination of Tier 1 qualifying capital securities and senior debt that would reduce our funding costs in the second quarter and significantly reduce the funding cost of the merged company thereafter.

Bob has already provided an update on our integration planning with The Bank of New York, so, operator, you may now open the lines for questions.

Operator:	Thank you. We will now begin the question and answer session. If you have a question, please press star then one on your touchtone phone. If you wish to be removed from the queue, please press the pound sign or the hash key. If you’re using a speakerphone, you may need to pick up the handset first before pressing the numbers. Once again, if there are any questions, please press star then one on your touchtone phone.

The first question is from Glenn Schorr from UBS; please go ahead.

Robert Kelly:	Hi Glenn.

Glenn Schorr:	Good morning. Two quick questions on sustainability: First one on, you know the NIM bounces around, I heard your comments in terms of free deposits, but any thoughts in terms of how that, how those deposits come in and how sustainable do they stick around as we try to put our best guess at the margin going forward?

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Michael Bryson:	Yeah, Glenn, it’s Mike Bryson. I mean I think you’ve hit on the key point of sort of uncertainty in our net interest revenue, which is the fact that particularly in our cash management and our stock transfer business we can have higher and/or lower levels of noninterest bearing deposits in any given quarter and that really contributes to movement. I think underlying those trends you’ve seen consistent strong growth in Asset Servicing. We’ve had growth in deposits in Private Wealth, so you have an underlying good trend there, I think, in our businesses. The other factor that we’ve noted before, and I would point out again that is a positive, is, you know, in the second quarter of this year we really began to see some of the resets on our adjustable rate securities portfolio, so that’s an additional positive. But really these deposits that we’re talking about here, they’re going to be volatile and can be a $1 billion swing quarter-to-quarter and you really can’t really predict that.

Glenn Schorr:	We’ll just deal with it. It’s okay. The other question on sustainability is you had pointed out one of the contributors toward the positive operating leverage was the controlled staff expense. Given strong performance in a lot of your business, but strong performance in the Asset Management businesses and then the great strong pipelines that you mentioned in both Asset Servicing and Asset Management, how do we think about that as being good enough to keep all these great people in their seats?

Michael Bryson:	Yeah. Well, I mean you look down and you see a lot of it is really being driven by headcount. Headcount’s only up 3%. I would also emphasize that we’ve taken

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some actions with respect to benefits; we’re just being more efficient in what we spend on benefits there. But I think as Ron O’Hanley can note, I mean, our incentive plans for the Asset Management area are tied to profits. So they’re going to be elastic with profits and clearly I think that’s what it takes to hold on to people, but I think it’d be good for Ron to comment and also Jim Palermo where we have similarly elastic plans.

Ronald O’Hanley:	Well I would agree with that Mike and, Glenn, as you have seen, the incentive expense is the largest portion within the Asset Management business of our total staff expense. But to your question, we certainly have added people, but it’s not a linear relationship. As we’ve grown the business, we’ve, in particular, added out on the servicing side, and we’ll continue to do so. But I would anticipate that it would be at a far lower pace than what our business growth will be.

James Palermo	Yeah, from an Asset Servicing perspective, we’re up about 200 people from this time a year ago and it’s principally, as Mike indicated, due to the large number of conversions that we’ve had during this period. We would expect that pipelines to continue to stay strong as we see them at the moment, that we would continue to have modest employee staffing growth during the balance of the year.

Glenn Schorr:	Great. Thanks for all those answers.

Operator:	The next question is from Brian Bedell from Merrill Lynch; please go ahead.

Brian Bidell:	Hi. Good morning guys.

Robert Kelly:	Morning Brian.

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Brian Bedell:	Couple questions just in modeling the Asset Management business going forward in terms of the fee realization rate that you’re getting on your overall book of assets under management. Clearly you got more money market and securities lending flows in the quarter and that probably just dampened the overall rate, but you did mention that you got a favorable mix shift of long-term products to the higher alpha fee products. Did more of that come late in the quarter and so should we expect going forward to basically see a better realization rate from that; and then that 70-basis points that you mentioned, did that exclude performance fees or performance fees embedded in that 70 bps.

Ronald O’Hanley:	Brian, this is Ron O’Hanley. A couple points on that. First of all, if you look over the last several years, you’ll see this shift towards higher yield is not new. It’s something that’s been studied and something that we’ve focused on and it is a function of really two things. One it is this mix shift to help more a higher proportion of alpha-generating products and a higher proportion of retail intermediary products. Second is just a view that in terms of pure beta products where we’re at the bottom end of the fee schedule, we’re simply not going to compete aggressively for those perhaps as aggressively as others might. In terms of the 70-basis points, there’s a lot in there. You’ve got in there a combination of the retail intermediary products, plus institutional products that do have a performance fee, so what I would say about the average is there’s a fair amount of variability around it. I mean clearly, as you would know, a good alpha producing product can be priced between 1% and 2%, plus a 20% carry so that’d be at the high end. On the other hand, you might have a large volume mutual fund that would be in the 40-basis point range. There’s a lot of movement around the average. I’ll leave it at that.

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,Brian Bedell:	Right, and then maybe just switching gears to the Asset Servicing business. Can you just talk about the pipeline relative to last quarter and then also if you can comment on sort of what you’re thinking maybe, Bob and Jim, on your European strategy as you merge with The Bank of New York. Maybe comments on whether you would prefer to buyout the other portion of the ABN AMRO joint venture to bring all that European economics back to your P and L?

Jim Palermo:	Yeah, Brian, it’s Jim. Regarding the pipelines they are as strong or stronger in both domestic and international markets. We’re actually seeing higher pipelines, of course to get the higher pipelines in the U.S. as compared to a year ago so we’re very pleased about that. As it relates specifically to the joint venture strategies and what we’re doing in Europe, I really would say the same thing that we said a quarter ago is that we continue to look at the strategic options and enjoy the relationships that we have with our partners and there’ll be more to come, so you know, over the next few months.

Brian Bedell:	So no update, I guess, since your December statement on that, I guess?

Jim Palermo:	That’s right.

Brian Bedell:	All right, okay. And maybe just lastly, the cost control was very good in the quarter, then, I guess, going forward are there and when I say going forward I just mean, I guess, next quarter before the BK merger, are there still significant things that you can sort of dial down the investment in ahead of the merger or was most of that in the first quarter?

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,Michael Bryson:	Brian, it’s Mike. I think looking ahead the, sort of the level of expenses if you will, and obviously that needs to be adjusted for new business growth, I think is pretty sustainable. One of the big drivers here which, in addition to what I would call the efforts of our businesses, to sort of generate positive operating leverage in their sectors, we mentioned we had an opportunity here to really leverage our technology and shared services infrastructure and we mentioned that last November. The combined direct expense of all of our technology, shared services areas and, what I would call, corporate overhead actually declined 2% year-over-year. So you have a combination of holding that expense flat and our business is growing and that’s what’s helping generate that positive operating leverage. Now your comment about going into the merger, I mean, you obviously have to evaluate everything in the context of the merger but quite frankly a lot of the things that we had planned and continue to plan, you look at the expansion in Private Wealth Management, you look at a lot of the things that we were planning to do on the Asset Servicing side and obviously everything on the Asset Management side, those continue. So we’re not getting it from cutting back. I think we’re getting it from a lot of the actions that we put in place at the end of last year.

Robert Kelly:	Brian, it’s Bob. You know, you raise a good issue. It’s one of the things that I was interested in over the quarter, would spending, would expenses moderate just because everyone knows they’re heading into a merger? And the evidence is, there’s some anecdotal evidence of that internally but it appears it’s not material, at least at this point. And the positive operating leverage you’re seeing is as a result of the strategies and plans we put in place last year.

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Brian Bedell:	Right, from the November meeting when you announced?

Robert Kelly:	Exactly.

Brian Bedell:	Okay great. Thank you very much.

Robert Kelly:	Thank you.

Operator:	The next question is from Ken Usdin from Banc of America Securities. Please go ahead.

Ken Usdin:	Thanks good morning.

Robert Kelly:	Good morning Ken.

Ken Usdin:	Bob, I just have one quick question. This might be for Ron, I guess. In the Asset Management, the distribution and servicing revenues were up, I don’t know, $20-something million sequentially but usually there’s an offset in the expense side and this quarter it was only up $2 million. So I was wondering if you can just walk us through what goes on with those two line items and why there wasn’t such a similar offset this quarter?

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Ron O’Hanely:	Why don’t I start and then I’ll hand it over to Mike. The distributions of revenue and expenses, Ken, as you know is a combination of things. It’s the U.S. retail intermediary and the non-U.S. retail intermediary. Most of it this year, excuse me, this quarter has been driven by the non-U.S. business. We’ve had a lot of retail intermediary-type business in Japan for example and that would be driving most of the revenue. Mike, I’ll turn it to you in terms of why the offset isn’t there.

Michael Bryson:	I think, Ken, you’re looking at sort of linked quarter. I think, I sort of looked at it year-over-year and thought it was a little more in balance but I don’t think there’s anything unusual there. The distribution expense may have been unusually high due to heavy distribution of funds in Japan and that may be a little bit of a distortion there, but year-over-year I don’t think that they’re terribly out of whack but we’ll take another look at that and maybe Steve Lackey can get back to you but I think that fourth quarter was a little bit of an anomaly.

Ron O’Hanely:	Actually that’s a good point though because in Japan the fourth quarter distribution expense would have include a portion of a performance fee that actually goes back to the distributor.

Ken Usdin:	Right, great, thank you. And the second question I just have is could you give us an update on how, on the size of Walter Scott? It had grown nicely third to fourth. I was just wondering if you could tell us kind of how much of the strength in long term flows goes into that business?

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Robert Kelly:	Walter Scott had another terrific quarter. The acquisition has been well received. Their pipeline remains strong so I would share that, I would say that in terms of the overall growth there they’re more than pulling their proportionate weight.

Ken Usdin:	Great. Thanks very much.

Robert Kelly:	Thanks Ken.

Operator:	The next question is from Tom McCrohan from Janney Montgomery Scott. Please go ahead.

Tom McCrohan:	Hi good morning.

Robert Kelly:	Good morning Tom.

Tom McCrohan:	Thanks for taking the call. Could you talk a little bit about, Bob, now that you’ve kind of had the opportunity to get the know The Bank of New York a little bit better, how the cultures are melding and how the relationship management structure will be handled going forward?

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Robert Kelly:	That’s a great question Tom. We’re making great progress on that front. We’ve been spending a lot of time with go-to-market strategies. As you would expect, each one of our business units have sales forces. And one difference between the two companies is that we on the Mellon side had a very small top of the house structure for handling our largest customers and The Bank of New York has a global client management function that covers a lot more customers. We spent a lot of time on that and we’re now feeling very comfortable with it. Torry Berntsen has been working tirelessly on that strategy and we had a little bit of external help on it. Certainly Ron and Dave Lamere and Jim have been working on this. I’m feeling pretty good about the go-to-market strategy. Clearly, we cannot yet go to all our employees and say, “This is the accounts you’re going to be covering or there’s absolutely zero change in account coverage going forward.” We still have legal reasons why we can’t cover that perfectly. There are little cultural differences but nothing material. I would say we’re probably, the Mellon side’s a little more decentralized. The Bank of New York’s a little more centralized. We, as you probably picked up in the financials, we tend to be excruciatingly detailed on metrics and things like that and I suspect that we’ll see more of that sort of reporting going forward and more like you’re seeing right now in these results. I would say everyone is starting to think about melding the two customer service models in each one of our businesses to make sure that we have best in class quality and customer service globally in every one of our businesses. We all think that is extraordinarily important for customer retention as well as for revenue growth because one of our biggest sources of business is clients recommending us to prospects. So we’re, I said earlier that we’re sort of ahead of schedule and I meant it and it’s feeling good. I would mention too that we are now holding monthly executive committee meetings of the top 20 people in the company. We get together; we educate each other on how the merger is

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going and are there any issues we should be worrying about. If there’s big issues, we get them on the table fast and we try to resolve them as quickly as possible. There’s always issues of course and that’s okay. That’s what the merger is all about. In addition, we’re educating each other on our businesses. In the last session we had a terrific session where we went over Mellon Asset Management and to educate the Bank of New York folks on that as well as, we had a terrific session on the Pershing business to educate the folks at Mellon on that business and we’re going to continue that. We have a session next week with the entire executive committee next Monday I think, Steve…

Steven Elliott:	Yes.

Robert Kelly:	…where we are going to work on discussing what our new culture should be going forward on a combined basis and that has to come from the top, what are our values? And in May we’re going to have a great session on branding as we bring together our new companies in terms of what are we going to stand for as a new company and how will our brand look and feel to people as we get closer to close date as well as we continue to rollout our brand in the fall. So there’s a lot of great things going on. I continue to be in New York almost every week. Steve Elliott tends to be there a couple of days a week. Steve, anything you’d add to that?

Steven Elliott:	No other than I think we’ve got a lot of momentum. People are chomping at the bit to get to close and obviously with the announcement this morning of each company having the shareholder meeting on May 24th that’ll help pick up the momentum even more into an expected early third quarter close.

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Robert Kelly:	Yeah, we’re please with where we are and we’re delighted that we can now announce the shareholder meeting on the 24th of May and frankly that’s a week sooner than we originally anticipated.

Tom McCrohan:	Great. Just one follow-up if I may. On the custody side, which had appeared to be the main area of overlap when you announced the transaction, have you announced publicly yet what, which platform on the custody side, particularly domestically was chosen, either the Mellon, the BK platform and any updates on, related to that, the connection with the cost savings that you’ve outlined when you announced the transaction?

James Palermo:	As it relates to the platforms, we’re literally going through the technology evaluation, looking at each and every application from both organizations. No formal and final decisions have been made as of yet. We would expect those probably in the June timeframe. Hopefully after the shareholder vote and all the regulatory approvals are completed, we’ll be able to make those kinds of announcements, so wouldn’t expect anything there. As it relates to the synergies that we talked about we actually reviewed those last week, as Bob said, as we get together; and we’re quite confident around the near-term synergies particularly for the ‘07 and ‘08 timeframe. We reviewed those in detail with the merger integration committee last week.

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Robert Kelly:	Yeah and I would say just as a side bar to that, Tom, is we, when we announced this merger back on December 4th it was pretty evident that this was mainly about Asset Servicing from a synergy standpoint as well as technology. I must say that Jim Palermo and Tim Keaney are working together incredibly well. They are ahead, I would say in most cases, ahead of the rest of the company in terms of making announcements on Tier 2 things. And the level of detail that they’ve gone to has been exquisite and frankly they’re pushing us pretty hard to make other announcements and we have to be careful. We can only plan at this point, but as soon as we get legal approvals we’re going to go full speed. And I must say that the technology folks have been projecting exactly the same sort of thing. We have a huge savings plan there. I must say the two sides are working together very, very well. If they were here they would say probably 80% of the decisions are not incredibly difficult. Some will be but I’ve been very encouraged by the progress they’ve made so far and the quality of the teamwork between the two sides.

Tom McCrohan:	Fair enough. Thanks all.

Steve Lackey:	Thank you. Operator, we have time for one more question.

Operator:	Thank you. The last question is from Robert Lee from KBW; please go ahead.

Robert Lee:	Thanks, good morning. Thanks for taking my question.

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Robert Kelly:	Sure Rob.

Robert Lee:	Two quick things. Is it possible to get a little bit of color, you talked about the U.S. pipeline actually showing some improvement. Is that actually in some of the pension and other businesses where you have the overlap with BK that you’re actually seeing some improvement in the pipeline?

James Palermo:	In the U.S. pipeline, it’s Jim, actually it’s been across the board quite frankly as the pipeline’s increased in the U.S. on pension-related business with corporate public on the endowment and foundation side, as well as in support of our financial institution business, be they investment managers, insurance companies, or mutual fund complexes. So we’ve really seen it across the board.

Robert Lee:	And I did have one question on expected cross-selling post deal. I think you’ve talked, excuse me, talked in the past about one of the places being obviously Cash Management and that may be something you could relatively quickly. I’m just curious is there, could you literally close the deal? Do you need to have investor approvals to replace existing providers with Dreyfus or are there things there you could literally just almost flip the switch and just shift how you’re allocating cash flow?

Ronald O’Hanley:	This is Ron. The answer is that it depends. There are certainly some things where the decision is virtually completely with The Bank of New York so those could, in theory, happen quite quickly. Our end, we anticipate that in fact you’ll see cross-sell results by year-end in 2007 and even more as we go into 2008.

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Robert Lee:	I guess just one follow-up. I think you’ve talked potentially about there being something like maybe as much as $40/$50 billion of Cash Management that you see sort of in play. How much of that, excuse me, may be related to, sorry, may be something where you could literally just, it’s in your control to move it relatively quickly?

Ronald O’Hanley:	Again, it’s only April and the deal hasn’t closed yet, so I don’t think we have a firm handle on what that number is but we do anticipate that a meaningful percentage of that number is something that we could address and realize by year-end.

Robert Kelly:	We’re making good progress, Rob. One of the things that we’ve done is we’re going through a very detailed thoughtful process here in getting the expense synergies. We’re also going to do exactly the same thing on revenue synergies. We’ve created a revenue synergizer, in fact, Torry Berntsen, amongst his other duties and he’s going to be working closely with each one of our business units to make sure that nothing stops us from realizing on our plans for revenue synergies. And some will happen faster than others, but I continue to be very encouraged about the level of synergies and the amount of planning that we’re getting done here. So thanks for asking, I appreciate it.

Robert Lee:	Thanks for taking my questions.

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Robert Kelly:	Thank you very much and thank you all for being on the call. I appreciate it and the quality of questions and have a great day.

Operator:	If there are any additional questions or comments, you may contact Mr. Steve Lackey at 412-234-5601 or Mr. Andrew Clark at 412-234-4633. Thank you ladies and gentleman. This concludes today’s conference. Thank you for participating. You may all disconnect.